Financial Statements and Supplementary Information

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Year Ended March 31, 2017
With Report and Supplementary Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to SEC Rule 17a-5(e)(3) and CFTC Regulation 1.10(g))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-23669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2016** AND ENDING **03/31/2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Worldwide Plaza, 309 West 49th Street

(No. and Street)

New York	NY	10019-7316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laure Richmond, 212-310-4307

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, Laure Richmond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of March 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, Instinet, LLC

Title

Notary Public

Taileen Joa
Notary Public -State of New York
01J06229951
Qualified in New York County
My Commission Expires Oct 25, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Financial Statements
and Supplementary Information

Year Ended March 31, 2017

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

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Report of Independent Registered Public Accounting Firm

Member of
Instinet, LLC

We have audited the accompanying statement of financial condition of Instinet, LLC (the "Company") as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instinet, LLC at March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in the supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

May 25, 2017

1

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2017
(in thousands)

Assets

Cash and cash equivalents	$	44,116
Restricted cash		5,500
Cash segregated in compliance with federal regulations		5,300
Securities borrowed		86,750
Receivable from broker-dealers and clearing organizations		453,908
Receivable from customers		75,972
Transaction fees and other receivables, net of a $339 allowance		47,283
Deferred tax assets		10,640
Receivable from affiliates		8,691
Other assets		13,740
Total assets	$	751,900

Liabilities and member's equity

Securities loaned	$	208,481
Payable to broker-dealers and clearing organizations		133,134
Payable to customers		59,717
Accounts payable		49,880
Accrued compensation		46,336
Payable to affiliates		10,729
Accrued expenses and other liabilities		23,951
Total liabilities		532,228

Commitments and contingent liabilities (See note 8)

Total member's equity		219,672
Total liabilities and member's equity	$	751,900

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Operations

Year Ended March 31, 2017
(in thousands)

Revenues

Transaction fees	$	440,147
Rebates from market centers and exchanges		95,045
Broker neutral revenues		16,466
Research revenues		9,289
Interest income		968
Other revenue		5,076
Total revenues		566,991

Expenses

Soft dollar expense	118,302
Clearing, brokerage and exchange fees	201,622
Fees to affiliates	73,005
Rebates to customers and broker-dealers	72,439
Compensation and benefits	73,934
Communications and equipment	10,598
Professional fees	5,863
Marketing and business development	913
Interest expense	2,270
Other	2,238
Total expenses	561,184

Income before income taxes		5,807
Income tax expense		(1,087)
Net income	$	4,720

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Changes in Member's Equity

Year Ended March 31, 2017
(in thousands)

	Member's Equity
Balance at April 1, 2016	214,952
Net income	4,720
Balance at March 31, 2017	219,672

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Cash Flows

Year Ended March 31, 2017
(in thousands)

Cash flows from operating activities		
Net income	$	4,720
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		(1,987)
(Increase) decrease in operating assets:		
Cash segregated in compliance with federal regulations		(300)
Restricted cash		500
Securities borrowed		20,756
Receivable from affiliates		(6,076)
Receivable from customers		15,467
Transaction fees and other receivables, net		(7,794)
Receivable from broker-dealers and clearing organizations		(200,356)
Other assets		(1,190)
Increase (decrease) in operating liabilities:		
Payable to customers		(13,431)
Payable to broker-dealers and clearing organizations		14,063
Payable to affiliates		(9,661)
Securities loaned		125,878
Accounts payable		(5,406)
Accrued compensation		20,194
Accrued expenses and other liabilities		2,783
Net cash provided by operating activities		**(41,840)**
Cash flows from financing activities		
Increase (decrease) in financing liabilities:		
Payable to affiliates		2,569
Net cash provided by financing activities		**2,569**
Net Increase in cash and cash equivalent		(39,271)
Cash and cash equivalent balance at the beginning of year		83,387
Cash and cash equivalent balance at year end	$	44,116

Supplemental disclosure of cash flow information
During the year, the Company paid $1,756 of interest.
During the year, the Company paid $5,198 in income tax to the member.
During the year, the Company paid $6,447 of deferred compensation.

See accompanying notes to the financial statements.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Financial Statements

March 31, 2017

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company") is an electronic agency focused securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional clients and broker-dealers for the execution of securities orders in global market centers or with other clients. The Company offers commission management services. In November 2016, the Company started offering market research services to its clients and non-Instinet affiliates, after integrating Equity Research and Research Sales which was previously provided by Nomura Securities International, Inc. ("NSI"). Instinet settles and clears transactions with clients at prime brokers and custodian banks, but does not offer prime brokerage or custody services.

Instinet is a wholly owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Further, Instinet is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

Additionally the Company is a member of BOX Options Exchange LLC, BATS BYX Exchange, Inc., BATS BZX Exchange, Inc., BATS EDGA Exchange, Inc., BATS EDGX Exchange, Inc., C2 Options Exchange, Incorporated, Chicago Board Options Exchange, Chicago Stock Exchange, ISE Gemini, LLC, ISE Mercury, LLC, International Securities Exchange, Investors' exchange LLC, MIAX PEARL, LLC, Miami International Securities Exchange, LLC, NYSE Arca, Inc., NYSE MKT LLC, Nasdaq BX, Inc., Nasdaq PHLX LLC, New York Stock exchange.

2. Significant Accounting Policies

Accounting Developments

Revenue Recognition

In May 2014, the FASB issued ASC 606, *Revenue from Contracts with Customers* ("ASC 606") as well as amendments to other pronouncements, including ASC 350, *Intangibles—Goodwill and Other*, and ASC 605-35, *Revenue Recognition—Construction-Type and Production-Type Contracts* through issuance of ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605, *Revenue Recognition* and certain other industry-specific revenue recognition guidance and specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to account for the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. In March 2016, FASB issues ASU 2016-08, *Principal versus Agent Considerations*, which further clarify how an entity should identify the unit of accounting for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangement.

The Company will adopt ASU 2014-09 from April 1, 2018 and anticipate that certain transaction fees that are currently presented on a gross basis will instead be presented net of soft dollar expense. Based on implementation work to date, the Company does not expect that the ASU will have a material impact on the financial statements aside of the net presentation of certain transaction fees as discussed above, although the Company expects to make additional disclosures.

Cash Flow

In August 2016, The FASB issued ASU 2016-15, *Statement of Cash Flow (Topic 230): Classification of Certain Cash Receipts and Cash Payments.* ASU 2016-15 requires entities to show the change in total cash, cash equivalents, restricted cash and restricted cash equivalent in the statement of cash flow. In November 2016, the FASB issues ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. The new standard requires that the statement of cash flows explains the changes in the combined total of restricted and unrestricted balances. It also requires an entity to disclose information about the nature of the restrictions on its cash and cash equivalents. Both new guidance are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company

2. Significant Accounting Policies (Continued)

will adopt ASU 2016-15 and ASU 2016-18 from April 1, 2018 and is currently evaluating the potential impact these amendments may have on its financial statements.

Stock Compensation

In June 2014, the FASB issued amendments to ASC 718, *Compensation—Stock Compensation* ("ASC 718") through issuance of ASU 2014-12, *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period* ("ASU 2014-12"). ASU 2014-12 requires a performance target that affects vesting and that could be achieved after the requisite service period be accounted for as a performance condition based on the existing guidance in ASC 718 rather than as a non-vesting condition that affects the grant-date fair value of the award. ASU 2014-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The Company adopted ASU 2014-12 from April 1, 2016 and the amendment had no material impact to the financial statements. ASU 2014-12 was applied prospectively.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting* ("ASU 2016-09"). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. The Company will adopt ASU 2016-09 from April 1, 2017 and the Company does not anticipate any material impact to the financial statements.

Going Concern

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern.* The ASU provides guidance on management's responsibility to evaluate the condition of an entity to continue as a going concern and the required disclosure based on this assessment. The amendment is effective for fiscal years ending after December 15, 2016. The Company adopted ASU 2014-15 on April 1, 2016 and it did not have any material impact on the Company's financial statements.

2. Significant Accounting Policies (Continued)

Income Tax

In November 2015, the FASB issued Accounting Standards Update 2015-17 ("Update 2015-17"), *Income Taxes (Topic 740), Balance Sheet Classification of Deferred taxes*. The amendments in Update 2015-17 require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. Update 2015-17 is effective for public business entities, for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted ASU 2015-17 on April 1, 2016 and it did not have any material impact on the Company's financial statements.

The company has adopted ASU 2015-17 prospectively.

Accounting Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2017, cash and cash equivalents included $41.7 million invested in money market mutual funds defined under Rule 2a-7 of the Investment Company Act of 1940 and money market deposits held at four major U.S. financial institutions which, at times, may exceed federally insured limits. As these money market funds are valued based on quoted net asset values, the carrying value of these instruments at March 31, 2017 approximated fair value.

Restricted Cash

The Company has $5.5 million of restricted cash fully securing three letters of credit. These letters of credit were issued by a diversified U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the Company's bankruptcy or default. These letters of credit have final expiration dates of June 30, 2017 for $1.5 million and December 31, 2017 for $3.0 million and $1.0 million. At March 31,

2. Significant Accounting Policies (Continued)

2017, no amounts had been drawn under any of the letters of credit. The Company expects the letters of credit to be renewed.

Cash Segregated in Compliance with Federal Regulations

The Company had $5.3 million in cash at March 31, 2017 segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received in accordance with ASC 860, *Transfers and Servicing*. Securities borrowed and securities loaned transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash with the lender or to receive cash from the borrower. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. Interest income and interest expense are recorded on the statement of operations for these securities borrowing/lending activities.

Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on delivery versus payment/receipt versus payment customer fails transactions and are reported on a settlement-date basis, in accordance with ASC 940, *Financial Services – Broker and Dealers* ("ASC 940"). Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition.

2. Significant Accounting Policies (Continued)

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $339 thousand. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, and age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. $122 thousand are related to prepaid soft dollar balances and $217 thousand are related to trade receivables.

Transaction Fees

Transaction fees are generated by customers trading securities and are charged on a per share basis. Consideration for market research provided to the Company's client is included in transaction fees. Transaction fees are recorded on a trade-date basis.

Rebates from Market Centers and Exchanges and Rebates to Customers and Broker-Dealers

Instinet recorded $95.0 million on the statement of operations in rebates from market centers and exchanges that relate to credits received in consideration for posting transactions into their order books. These credits are accounted for on a trade-date basis on the statement of operations. At the same time, when clients provide liquidity to market centers through Instinet, they may also receive credits, which are accounted for as an expense on a trade-date basis. Instinet recorded $72.4 million in credits to clients presented as rebates to customers and broker-dealers on the statement of operations.

Broker Neutral Revenues

Broker neutral revenues are generated from the Company's clients using the Company's trading system or algorithms and executing with various brokers. Revenues are charged as a recurring fee and recorded when realized or on a per share basis and recorded on a trade-date basis.

2. Significant Accounting Policies (Continued)

Research Revenues

Instinet recorded $9.3 million on the statement of operations in research revenues related to commission sharing agreements (CSA) and research payments received from third party customers as well as revenues received for services provided to the Company's non-Instinet affiliates. Research revenues are recognized when realized.

Soft Dollar Arrangements

Customers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties or NHI affiliates (preceding the research integration from November 2016). The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. A significant portion of the Company's transaction fee revenue is the result of trading activity executed under such arrangements. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Soft dollar expense primarily relates to the accrual for third-party or related party research products (to be directed to various vendors by the Company's underlying customers) and is recorded on a trade-date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $4.3 million of prepaid soft dollar expenses, net of an allowance for doubtful accounts of $122 thousand, included in transaction fees and other receivables, net on the statement of financial condition. The Company also recorded $48.5 million of accumulated soft dollar credits in accounts payable on the statement of financial condition.

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company charged the executing brokers an administrative fee totaling $1.5 million for the year ended March 31, 2017 which is recorded in other revenues on the statement of operations. The Company recorded a receivable of $16.8 million from executing brokers in transaction fees and

2. Significant Accounting Policies (Continued)

other receivables, net and a corresponding payable in accounts payable on the statement of financial condition.

Membership in Depository Trust & Clearing Corporation ("DTCC"), at Cost

The Company's membership in DTCC represents ownership interests and provides the Company the right to conduct business as a clearing broker. At March 31, 2017, Instinet recorded $7.6 million in other assets on the statement of financial condition. The ownership interests are recorded initially at cost or a lesser amount if there is an other-than-temporary impairment in value in accordance with ASC 940. At March 31, 2017, management has concluded that an other than temporary impairment has not occurred on any such ownership interests.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading and clearing transactions, and the costs incurred for market data content for U.S.-based clients. Trading-related costs are recorded on a trade-date basis.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are re-measured into the U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are re-measured at the average foreign exchange rates during the year. Gains and losses resulting from foreign currency re-measurements are included in other revenues or other expenses as applicable on the statement of operations. The company recorded $0.4 million in other expenses on the statement of operations.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies.

The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. All derivative instruments are presented at their fair value. At March 31, 2017, the Company recorded $26 thousand in receivable from broker-

2. Significant Accounting Policies (Continued)

dealers and clearing organizations and $26 thousand in payable to broker-dealers and clearing organizations in the statement of financial condition to reflect the fair value of the derivatives.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense as applicable in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more likely than not being sustained. These income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of March 31, 2017, the Company did not identify any unrecognized tax positions that should be recorded with respect to its tax positions in accordance with ASC 740-10.

The Company's policy is to treat interest and/or penalties, if any, related to income tax matters and uncertain tax positions as part of pretax income.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2017, consist of the following:

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

In $000	Receivable	Payable
Securities failed-to-deliver/receive	$ 52,181	$ 91,768
Clearing deposits	110,957	-
Trade-date receivable/payable, net	289,881	37,868
Fees and other receivable/payable	889	3,498
	$ 453,908	$ 133,134

Securities failed-to-deliver/receive represents the contract value of securities which have not been delivered or received by the Company on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Clearing deposits are required by clearing organizations to clear and settle transactions. The Company provides additional deposits as requested by clearing organizations.

Trade-date receivable/payable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net by security of all such transactions with clearing organizations as a receivable or a payable.

Fees and other receivable/payable relates to open derivatives positions and suspense accounts.

4. Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. In connection with its securities borrowing activities at March 31, 2017, the Company obtained securities with a fair value of $205.4 million of which $184.9 million have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs. At March 31, 2017, the Company pledged securities to securities loaned transactions that can be sold or repledged by the third party with a fair value of $84.1 million.

4. Collateralized Financing Agreements (Continued)

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. The following table presents information about offsetting of these transactions in the statement of financial condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default:

in $000	Securities Borrowed	Securities Loaned
Gross Balance	$ 86,750	$ 208,481
Amounts offset in the statement of financial condition	-	-
Net amounts presented in statement of financial condition	86,750	208,481
Amounts not offset in the statement of financial condition (1)		
Financial instruments	(84,646)	(205,901)
Cash collateral	-	-
Net Amount	2,102	2,580

(1) Represents amounts which are not permitted to be offset on the face of the statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

5. Deferred Compensation

Some of the Company's employees were granted cash settled deferred compensation award based on NHI stock or a broad equity index.

Types of awards granted included Notional Stock Units ("NSU") and Collared Notional Stock Units ("CSU") which are both based on the value of NHI stock, and Notional Indexed Units ("NIU") which are based on the value of the MSCI Daily TR Net World USD Fund (ticker: NDDUWI:IND).

Awards issued vest over a specified period of time and are payable to the holder in cash as full settlement. The vesting schedule of awards outstanding during the current year is as follows:

5. Deferred Compensation (Continued)

FY2012 awards – NSUs vesting annually in equal increments over a three or five year period beginning April 30, 2013 and CSUs and NIUs vesting quarterly in equal increments over a three or five year period beginning June 30, 2012.

FY2013 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2014 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2013. The final tranche of both FY2013 NIUs and CSUs vested as of March 30, 2016 and were fully settled in April 2016.

FY2014 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2015 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2014.

FY2015 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2016 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2015.

FY2016 awards- NSUs vesting annually in equal increments over a three year period beginning April 30, 2017 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2016.

Deferred awards granted since May 2013 include Full Career Retirement ("FCR") provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within the Nomura group are met, providing the retiring or resigning employee does not work in the financial industry. The related deferred award amortization expense of an employee eligible for FCR is fully recognized at issuance if the employee's FCR date has either passed or is within six (6) months of the issuance date. If the employee's FCR date is beyond six (6) months of issuance, but prior to a component award's vest date, the associated amortization period of the issued deferred award may not exceed the FCR date.

Effective with the issuance of FY2015 deferred awards, employees have to submit a notification to Nomura of an election to retire during a specific window. If notification is received and approved within that window, the related deferred award amortization will be fully recognized at issuance date. A resignation/retirement subsequent to the window and prior to the next year's FCR application window opening on May 1, 2017 would result in the forfeiture of any outstanding unvested FY2016 deferred awards.

5. Deferred Compensation (Continued)

The Company's ultimate payment to settle deferred awards is contingent on the fair market value calculation at the vesting date for the respective award.

During the year ended March 31, 2017, the Company recorded $11.8 million of expenses for these instruments as compensation and benefits on the statement of operations with a corresponding payable of $17.0 million recorded in accrued compensation on the statement of financial condition.

The total compensation costs related to non-vested awards not yet recognized in the financial statements is $2.7 million based on the March 31, 2017 market value of each of the underlying units awarded. This amount will vest over a one to three year period. The Company recorded $3.1 million as a net reduction in accrued compensation on the statement of financial condition for the amounts paid to employees offset by amounts received from Nomura for employees transferred to the Company during the year ended March 31, 2017.

6. Retirement Saving Plan

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of December 31, 2016 with at least three months' service. The plan is managed by Instinet Group, LLC ("IGLLC"), a wholly owned subsidiary of IHI, and the related cost is allocated to the Company based on headcount (refer to Note 7 - *related-party transactions*).

7. Related-Party Transactions

For the year ended March 31, 2017, revenues earned and expenses incurred with related parties are as follows:

7. Related-Party Transactions (Continued)

In $ thousand
Revenues

Transaction fees	$	20,515
Research revenues		6,653
Other revenue		334

Expenses

Soft dollar expense	$	9,031
Clearing brokerage and exchange fees		7,257
Fees to affiliates		73,005
Compensation and benefits		2,002
Rebates to customers and broker dealers		1,410
Communications and equipment		1,182

At March 31, 2017, balances with related parties are included in the following statement of financial condition captions:

Assets

Transaction fees and other receivables, net	$	546
Receivable from affiliates		8,691
Receivable from customers		1,608

Liabilities

Accounts Payable	$	160
Payable to affiliates		10,729

Cross Border and Profit Sharing

Instinet is a party to a cross border and a profit sharing agreements with Instinet Holdings, Inc ("IHI") and its affiliates. The cross border agreement requires each affiliate to record revenue and associated expenses (brokerage, clearing and exchange costs ("BCE") and soft dollar expenses) for all securities cleared and settled by each affiliate. The global profit sharing agreement provides for a routine return on non-revenue driving expenses along with a sharing of the global residual profit allocated based on the revenue drivers (customer relationships and

7. Related-Party Transactions (Continued)

technology). The methods are believed to be compliant with the relevant tax rules in all jurisdictions in which the Company does business.

For the fiscal year ended March 31, 2017, the Company incurred net expenses of $29.2 million from IHI and affiliates related to these agreements, which was recorded in fees to affiliates. As of March 31, 2017, the firm recorded $2.5 million in receivable from affiliates and $1.0 million in payable to affiliates on the statement of financial condition. The Company settles these monthly.

Operational and Administrative Agreements

IGLLC provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of interest income, plus 5%.

IGLLC also manages employees' benefit, facilities and IT support for IHI and its US affiliates and allocates related expenses to the Company based on headcount.

For the above services provided by IGLLC, the Company incurred $46.2 million in expenses recorded in fees to affiliates and compensation and benefits on the statement of operation for the year ending March 31, 2017.

At March 31, 2017, payable related to the services totaled $3.5 million. The Company settles these monthly.

Pursuant to various service fee arrangements, the Company provides and receives services to and from NHI's non-Instinet affiliates. Services include legal and compliance, human resources, and market analysis. For these services, the Company incurred $0.7 million in net expenses recorded in fees to affiliates, net, compensation and benefits and communications and equipment on the statement of operations for the period ending March 31, 2017. Receivable from affiliates as of March 31, 2017 includes $2.3 million payable to Non-Instinet affiliates for the above services. The Company settles these periodically.

Additionally, the Company reimburses or is reimbursed by IHI for direct expenses paid by or credited to IHI on behalf of the Company. Receivable from affiliates as of March 31, 2017 includes $1.9 million due from IHI. The Company settles these quarterly.

7. Related-Party Transactions (Continued)

Financing activities

On April 1, 2014, Instinet, LLC entered into a $350M revolving credit facility agreement with IGLLC. As of March 31, 2017, the Company had an outstanding borrowing of $2.6 million under this agreement recorded in payable to affiliates with an effective interest rate of 5.48%.

Execution Services

The Company earns revenue for certain execution services provided to NHI's non-Instinet subsidiaries for trading in U.S. securities. During the year ended March 31, 2017, the Company earned $20.5 million for providing such execution services which are recorded in transaction fees on the statement of operations. Simultaneously, when NHI's non-Instinet subsidiaries provide liquidity to market centers through Instinet execution, they may also receive credits from the Company. Instinet recorded an expense of $1.4 million presented as rebates to customers and broker dealers on the statement of operations.

Transaction fees and other receivables, net on the statement of financial condition as of March 31, 2017 includes $0.5 million due from NHI's non-Instinet subsidiaries.

In the event that trades, executed on the behalf of affiliates, fail to settle on contractual settlement date, outstanding receivable or payables are reported in receivable from and payable to customers on the statement of financial condition. At March 31, 2017, receivables related to fails totaled $1.6 million.

Content

Certain Instinet clients were consuming Nomura research services where Instinet agreed to set aside as soft dollar expenses a portion of the commission collected for such mutual clients. During the year ended March 31, 2017, the Company recorded $9.0 million in soft dollar expenses for such mutual clients on the statement of operations. Account payable as of March 31, 2017 includes $0.2 million due to NHI's non-Instinet affiliates. The Company settles the balance monthly.

Commission Sharing

The Company pays commission credits essentially representing an internal commission allocation to NHI's non-Instinet subsidiaries for their involvement in sales efforts related to some of Instinet Pacific Limited ("IPL", a subsidiary of IHI)'s clients trading in US Equities. For the

7. Related-Party Transactions (Continued)

fiscal year ended March 31, 2017, the Company recorded $7.5 million in Clearing, brokerage and exchange fees on the statement of operations related to this agreement. The liability is recorded as part of the cross border agreement with IHI and affiliates – Refer to "*Cross Border and Profit Sharing*".

Research Services

The Company earns revenues for certain research services provided to NHI's non-Instinet subsidiaries. During the year ended March 31, 2017, the Company earned $6.7 million for providing such research services which are recorded in research revenues on the statement of operations. Receivable from affiliates as of March 31, 2017 includes $6.6 million receivable from NHI's non-Instinet affiliates for the above services. The Company settles these periodically.

Additionally, the Company reimburses NHI's non-Instinet affiliates for research payments from mutual clients received on behalf of the affiliates. Payable to affiliates as of March 31, 2017 includes $1.4 million due to NHI's non-Instinet affiliates. The Company settles these monthly.

8. Commitments, Contingencies and Guarantees

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statements of operations, financial condition or cash flows.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such

8. **Commitments, Contingencies and Guarantees (Continued)**

indemnifications will have a material adverse effect on the Company's statement of operations, financial condition or cash flows.

9. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally three business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Financial Statements (continued)

9. Credit, Market and Other Risks (Continued)

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

10. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated federal income tax return, and consolidated or combined state and local income tax returns.

The provision for income taxes for the year ended March 31, 2017 consists of the following:

In $ thousand	Current		Deferred		Total	
Federal	$	2,382	$	(1,540)	$	842
State and Local		692		(447)		245
Total Expenses (benefits)	$	3,074	$	(1,987)	$	1,087

The current tax payable included in the tax provision of $2.3 million is included in payable to affiliates in the statement of financial condition at March 31, 2017.

The reconciliation of the federal statutory income tax rate to the Company's effective tax rate for the year ended March 31, 2017 is as follows:

10. Income Taxes (Continued)

U.S. Federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	2.8
Amortization of intangible assets *(ref footnote 10)*	(21.4)
Federal and State provision to return adjustments	(0.5)
Other permanent differences	2.8
	18.7%

The Company has net deferred tax assets of $10.6 million which relate to temporary differences at March 31, 2017 primarily consisting of soft dollar expenses and compensation based accruals. Management believes that it is more likely than not that the deferred tax assets will be realized.

The routine federal audit of the Company by the Internal Revenue Service ("IRS") for fiscal year ending March 31, 2013 has concluded. IHI has agreed with the IRS adjustments. The adjustments did not have any impact on either the statement of operations or the statement of financial condition of the Company.

The Company is currently undergoing a routine federal audit by the Internal Revenue Service ("IRS") for the fiscal year ending March 31, 2014 and March 31, 2015. The IRS has not proposed any adjustments as of the date of this report. The tax year ended March 31, 2016 is open under the normal statute of limitations.

The routine audits by various state and local tax jurisdictions for the short period from February 1, 2007 to March 31, 2007, and the years ended March 31, 2008 to March 31, 2010 have concluded. The adjustments did not have a material impact on the Company's statement of operations or statement of financial condition.

Additionally, the Company is currently under routine audit by various state and local tax jurisdictions for the tax years ended March, 31, 2011, March 31, 2012 and March 31, 2013. The various state and local tax jurisdictions have not proposed any adjustments as of the date of this report. Waivers to extend the statute of limitation have been executed with a certain tax jurisdiction for the tax years ended March 31, 2011, March 31, 2012 and March 31, 2013. The years ended March 31, 2013 through March 31, 2016 are open under the normal statute of limitations.

For tax purposes, the Company is amortizing intangible assets initially recorded in 2001 over 15 years. Such intangible assets were written-off for book purposes during 2005. As a result of the acquisition of the Company by Silver Lake Partners L.P. (the former owner of the Company) in

10. Income Taxes (Continued)

December 2005, the annual tax amortization expense for these intangible assets has been limited in accordance with IRC Section 382. As of November 2010, the IRC Section 382 limitation period of 5 years ended and the Company is able to deduct the full amount of the amortization. This resulted in a 21.4% decrease in the Company's effective tax rate. As of March 31, 2017, the Company has no future tax benefits associated with this intangible asset. The Company did not recognize a deferred tax asset on this intangible asset as the tax basis exceeded the book basis of the intangible.

As stated in the Significant Accounting Policies note 2, the Company did not identify any unrecognized tax positions that should be recorded. Additionally, as of the date of this report, the Company does not believe that the tax audits will result in a significant decrease in unrecognized benefits. The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk,

11. Fair Value of Financial Instruments (Continued)

both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of March 31, 2017, the Company had no financial instruments carried at fair value on a recurring basis, except for the derivatives described in Note 2, which are classified as Level II in the fair value hierarchy.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include Cash and cash equivalents, Securities borrowed, other assets and Securities loaned. Other assets included in the table below primarily relate to a membership in DTCC.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within the statement of financial condition as of March 31, 2017.

In $ thousand	Carrying Value	Fair Value	Fair Value of Level I	Fair Value of Level II	Fair Value of Level III
Assets					
Cash and cash equivalents	49,616	49,616	49,616	-	-
Securities borrowed	86,750	86,750	-	86,750	-
Other assets	8,015	10,464	-	-	10,464
Liabilities					
Securities loaned	208,481	208,481	-	208,481	-

12. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1 million, 2% of aggregate debit items arising from customer transactions, or the CFTC minimum required further discussed below.

At March 31, 2017, the Company had regulatory net capital of $134.8 million which was $131.6 million in excess of its required net capital of $3.2 million. The Company's ratio of net capital to aggregate debit items was 85.17%.

Additionally, under Rule 15c3-3, the Company had cash on deposit of $5.3 million in the special reserve bank account for the exclusive benefit of customers, with no additional required deposit at March 31, 2017. The Company deposited an additional $19.2 million in the special reserve bank account for the calculation performed as of March 31, 2017, resulting in cash on deposit of $24.5 million.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the year ended March 31, 2017.

Instinet is also registered as an introducing broker with the CFTC and introduces all its commodity futures activity to an affiliate who executes and facilitates clearing of the transactions. The Company is subject to the greater of the following when determining its minimum net capital requirement under CFTC rules:

- $45 thousand minimum net capital required as a CFTC introducing broker;

- the amount of adjusted net capital required by a futures association of which it is a member;

- the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At March 31, 2017, the Company had a $3.2 million minimum capital requirement with the CFTC driven by its minimum requirement under the Securities Exchange Act ("SEA") rule 15c3-1.

13. Subsequent Events

The Company has evaluated subsequent events through May 25, 2017 the date as of which these financial statements are available to be issued and has concluded that no additional disclosure is required.

Supplemental Information

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Computation of Net Capital for Broker-Dealers Pursuant to SEC Rule 15c3-1

March 31, 2017
(in thousands)

Member's equity	$	219,672
Less:		
Non-allowable assets:		
Cash and cash equivalent		665
Restricted cash		5,500
Transaction fees and other receivables, net		47,283
Receivable from affiliates		8,691
Receivable from customers		983
Deferred tax assets		10,640
Other assets		9,354
Total non-allowable assets		83,116
Aged fail to deliver		74
Other deductions and/or charges		106
Total deductions		180
Tentative net capital		136,376
Haircuts on securities positions:		
Money market funds		835
Foreign currency balances		755
Stocks and warrants		2
Total haircuts on securities positions		1,592
Net capital		134,784
Minimum net capital required (the greater of 2% of aggregate debit items,		
$1.0 million, or the CFTC minimum requirement of $45.0 thousand)		3,165
Capital in excess of minimum requirement	$	131,619

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited amended FOCUS Report as of March 31, 2017 filed on May 23, 2017.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to SEC Rule 15c3-3

March 31, 2017
(in thousands)

Credit balances

Free credit balances and other credit balances in customers' security accounts	$	62,977
Monies payable against customers' securities loaned		5,871
Customers' securities failed to receive		90,314
Credit balances in firm accounts which are attributable to principal sales to customers		98
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 business days		2,114
Other		838
Total credits		162,212

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		75,965
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		31,466
Failed to deliver on customers' securities not older than 30 calendar days		50,824
Aggregate debit items		158,255
Less 3% of aggregate debit items		(4,748)
Total debits		153,507
Excess of total credits over total debits	$	8,705
Amount held on deposit in "Reserve Bank Account(s)," including $0 value of qualified securities, at end of reporting period	$	5,300
Amount of deposit (or withdrawal) including $(0) value of qualified securities on April 4, 2017		19,200
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $0 value of qualified securities	$	24,500

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited amended FOCUS Report as of March 31, 2017 filed on May 23, 2017.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Information Related to Possession or Control Requirements
Pursuant to SEC Rule 15c3-3

March 31, 2017
(in thousands)

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of March 31, 2017 (for which instructions to reduce to possession or control had been issued as of March 31, 2017) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3: (at market value)

       A. Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued at March 31, 2017 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

       A. Number of items   None

3. The system and procedures utilized in complying with the requirements to maintain physical possession and control of customer fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.   Yes

There are no material differences between the above computation and the corresponding computation included in the Company's unaudited amended FOCUS Report as of March 31, 2017 filed on May 23, 2017.

.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Computation for Determination of Proprietary Account of
Broker Dealers Reserve

March 31, 2017
(in thousands)

Under SEA Rule 15c3-3(a)(16), a proprietary account of broker dealers ("PAB") is defined as "a proprietary securities account of a broker or dealer (which includes a foreign broker or dealer, or a foreign bank acting as a broker or dealer), but shall not include an account where the account owner is a guaranteed subsidiary of the carrying broker or dealer, the account owner guarantees all liabilities and obligations of the carrying broker or dealer, or the account is a delivery-versus-payment ("DVP") account or receipt-versus-payment ("RVP") account." Instinet is not the carrying broker of accounts meeting the PAB definition. As such, a dedicated computation for determination of PAB reserve is not required.

Supplementary Report

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

EY
Building a better
working world

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by CFTC Regulation 1.16

Member of
Instinet, LLC

In planning and performing our audit of the financial statements of Instinet, LLC (the "Company") as of and for the year ended March 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

36

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the member, management, the CFTC, National Futures Association, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

May 25, 2017